

LITT

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MEET LITT: THE FUTURE OF DIGITAL INTERACTION



LITT

Become a shareholder as we create a digital-wallet-based social platform that gives people a way to earn and spend across social, virtual, and augmented reality.

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$1000
Min. Investment

$0.10
Share Price

Form C   Offering Circular



LITT

Home | Highlights | Problem | Solution | Traction | Expansion | Why Now | Business Model | Roadmap | Team | FAQ | Discussion

INVEST NOW

Form C   Offering Circular

$207B
Social media advertising market[1]

$1T
Could reach $1T by 2030[2]

$400B
Digital gift card market[3]

LITT
4189 1232 1234 1234
07/29
123
VISA

INVESTMENT HIGHLIGHTS

STRONG REVENUE GROWTH



LITT
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Highlights
Problem
Solution
Traction
Expansion
Why Now
Business Model
Roadmap
Team
FAQ
Discussion
INVEST NOW
$500,000+
in LITTLAND sales in 6 months
15,000+
Daily Active Users
120k+
Downloads
MARKET GROWTH OPPORTUNITY
383%
$1T



MARKET GROWTH OPPORTUNITY
383%
$1T
$207B




$1T
$207B
2030

Social media advertising alone has the potential to grow from $207B to $1T by 2030[1].



OUR TOTAL ADDRESSABLE MARKETS INCLUDE:



Virtual land

$65B[4]



Social Media Advertising

$207B[1]



Digital Gift Cards

$400B[3]



Metaverse

$1.6T[2]

PARTNERSHIP WITH DJ SKEE



04:30

PROBLEM

"SOCIAL" MEDIA KEEPS COMMUNITIES APART



Today's social media is designed to steal attention and suck up time. It keeps people more isolated than ever while their data is collected and sold to third parties.

SOLUTION

A SOCIAL APP WHERE USERS CAN...

- Earn money by engaging with advertisers and playing games
- Easily spend any money earned or gift cards with ease using the LITT visa card.
- Claim digital land that mirrors the physical world in augmented and virtual reality.

WELCOME TO
♨LITT

02:07

WE USE COMMERCE TO BRING PEOPLE TOGETHER

LITTLAND is both a physical and a digital place fueled by augmented reality, our digital wallet, and the people who use them. It connects to both virtual and real-life stores, encouraging people to truly engage with each other online and discover new experiences in-person.

TRACTION

LITTLAND MADE $500,000+ IN THE LAST 6 MONTHS

$100,000	18,000+	6,500+	21,000
in advertising revenue	storefronts in Indonesia through redemption partnership with Alfamart	pipeline of businesses through LIPPO malls partnership in Asia	new users in 5 weeks

OUR PARTNERS SO FAR

Asahi · BLACKHAWK NETWORK · LIPPO MALLS · VISA · SKEETV · DASH · Alfamart · Froth Stop


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EXPANSION

AND WE'RE JUST GETTING STARTED


VISA
LIPPOMALLS
Asahi

- Australia was a successful proving ground. Now, we're headed to the US to reach millions more.
- The acquisition of Cities of Treasures now becoming the gaming component of LITTLAND.com has created real utility and we believe we can sell $1B worth of LITTLAND in the USA alone as part of Stage 1.
- Our partnership with DASH radio and SKEETV is a growing partnership with access to 20 million active listeners monthly. A big DASH radio announcement coming soon!

WHY NOW

A HISTORIC MOMENT FOR AR, VR & GAMING.

LITTLAND would not have been possible before augmented and virtual reality. With technologies like Apple's AR glasses and the Metaverse finally emerging, now is the perfect time to join us as an investor.





BUSINESS MODEL

HOW WE PLAN TO MAKE MONEY

ADVERTISING & REVENUE
- Newsfeed
- Gaming
- Banner
- Push Notifications
- AR & VR
- QR Codes
- Radio

LITTLAND SALES
- Over $500,000 sold in 6 months
- Global Brands
- Global Retailers
- Global Media Agencies
- Limited iconic landmarks
- Stadium & Arenas
- Famous roadways

TRANSACTION COMMISSIONS
- LITT Visa transactions
- Gift cards
- E-Wallet transactions

WHITE LABELS
- Special branded closed groups
- Customer branded Visa cards
- E-Wallet white label licenses



ROADMAP/USE OF FUNDS

FOCUSED ON DRIVING USER AND REVENUE GROWTH

Our next steps:

- Create augmented reality and virtual reality experiences with the LITTLAND tools.
- Give users real and tangible ways to interact digitally with brands and businesses connected to real-world geo locations.
- Enable users to create their own digital media company by claiming high value locations within the LITTLAND game and sell the most immersive form of digital billboard advertising to brands globally.





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MEET OUR CREATORS & PARTNERS

Our founding team combines the best across media and FinTech:


Brent Thompson
Co-Founder


Cody McDowell
Co-Founder


Scott Keeney
Partner


Marc Weinstock
Partner


Brent Thompson
Co-Founder

With 10+ years as a FinTech investor and Co-founder, Brent devises commercial strategies that have transcended conventional boundaries in Finance, Technology, Aquaculture, Agriculture, Tourism, and more.


Cody McDowell
Co-Founder

Cody previously steered a company's growth from inception to a powerhouse employing over 50 full-time employees. Under Cody's leadership, the company achieved an impressive annual recurring revenue of $30M as a local market leader with growing profits and profit margins year on year.


Scott Keeney
Partner

Forbes "30 Under 30" founder Scott "DJ Skee" Keeney introduced the world to artists like Kendrick Lamar, Lady Gaga, and Post Malone. He produced music for games like Halo 4 and Ghost Recon and he wrote The Metaverse Handbook.


Marc Weinstock
Partner

With over two decades of executive experience and as the President of Global Marketing and Distribution at Paramount Pictures, Marc has orchestrated the successful launches of an impressive array of 30 n films.



FAQS

⌃ **Why invest in startups?**

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

⌃ **How much can I invest?**

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

⌃ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

⌃ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

⌃ Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

⌄ What do I need to know about early-stage investing? Are these investments risky?

⌃ What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

⌃ When will I get my investment back?

The Common Stock (the "Shares") of LITT Global, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

⌃ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

⌃ Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

⌃ What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email:investors@thelittapp.com

How do I keep up with how the company is doing?

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What's your share price?

What's your share price?

$0.10

What is the minimum investment size?

The minimum investment size for this current round is $1,000.

What kind of shares are you issuing?

Common

How much are you raising?

$5M

∧ What is the current valuation of the company?

$50,000,000

∧ Why Should I Invest?

The market potential of social media, digital payments, and the metaverse are staggering and LITT is pioneering unique ways to integrate these markets together with an all-in one app delivering new twists on social media, gaming, and digital payments. Their IP behind their gift card aggregator is already sought after. Now their partnership with DASH Radio with over 20m monthly listeners and brand deals with some of the largest companies in the world, LITT could bring in millions of new users and revenue in a very short period.

∨ How Will You (Investor) Make Money?

∨ How do I know people will adopt this solution?

∧ How Will You (Investor) Make Money?

We've already made $527k in LITTLAND sales and $100k in advertising revenue within the last six months. We have just acquired a company called Cities of Treasure that has put us on the gaming map with some of the largest brands in the world joining us with brand deal giveaways worth 10's of millions for our soft launch on November 1st. We are in the final stages of another major acquisition that will give the LITT app access to over 20 million people and 500,000 users that will also be another revenue and user growth driver. These strategic moves we are making are priming us for an IPO or Trade sale in the next 2-3 years and this is when we expect our investors to make a multiple return on their investment.

∧ How do I know people will adopt this solution?

We already have a growing user and brand base with cultural icons joining our team. We are making strategic acquisitions that bring with them an engaged userbase and LITT is simply enhancing their experiences. This is proof that we know people will adopt our solution as the worlds first super app.

∨ How do you plan to use the proceeds from this funding round?

∧ How do you plan to use the proceeds from this funding round?

$1.25m is being used for the Cities of Treasures Acquisition from Marc Weinstock the current President of Distribution and Marketing at Paramount Pictures. Marc will stay involved with the company as it transitions into LITTLAND of treasures.

$1.25m of Celebrity Partnerships

$2.5m for operating expenses.

∧ What perks do I get for investing?

Share Based

$5,000 or more

- Matched with dollar-for-dollar free LITTLAND.

$10,000 or more

- Matched with dollar-for-dollar free LITTLAND.
- 5% bonus shares.

∧ What perks do I get for investing?

Share Based

$5,000 or more

- Matched with dollar-for-dollar free LITTLAND.

$10,000 or more

- Matched with dollar-for-dollar free LITTLAND.
- 5% bonus shares.

$15,000 or more

- Matched with dollar-for-dollar free LITTLAND.
- 10% bonus shares.
- Time with founders.

Company based

- All investors will receive an investor verified user profile.



∧ Can I attend a live webinar?

Yes you can find a link to sign up for our next webinar at home.thelittapp.com/webinar

∧ How do I get a return on my investment?

a. Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

b. You are investing in a pre-revenue company. Success will be measured in progress towards revenue. Future liquidation events could include acquisition or an IPO.

∨ How long are you expecting the company to operate before needing another round?

∨ What is the exit plan for the company?

∧ How long are you expecting the company to operate before needing another round?

18-24 months. We expect to raise additional capital to make more strategic acquisitions however we don't expect to do this for at least another 18 months and this $5m will see us through this period and to hopefully a point of being in a cashflow positive position on a month to month basis.

∧ What is the exit plan for the company?

The plan is to build a successful, valuable company. Exit opportunities like an acquisition or IPO could follow in due course

∧ What industries are you currently focused on?

Social media, Gaming and Digital payments. We are making a strategic acquisition that will be in the traditional media sector.

∨ How many investors do you have already?

How many investors do you have already?

LITT was originally founded in Australia before making its move to the USA. We conducted a $1.5m crowdfund raise that resulted in over 700 new crowd investors with approximately 25 early investors.

When will I receive my shares?

Shares will be rewarded after the investment funds clear. This typically takes around 3 weeks after investment.

Are there higher fees if you invest via credit card vs. ACH?

No, costs are the same, regardless of how you invest

Will you be paying out dividends to investors?

Will you be paying out dividends to investors?

If the company is in a profitable position to keep growing at scale before we seek an IPO or trade sale exit for our investors, then yes we will pay dividends. This will be determined at the time and of course we aim to pay dividends at some point.

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LITT

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LITT

Privacy Policy

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[1]https://www.statista.com/outlook/dmo/digital-advertising/social-media-advertising/worldwide
[2]https://www.globenewswire.com/en/news-release/2022/06/23/2468305/0/en/The-Global-Metaverse-Market-in-2030-will-be-worth-USD-1-6-trillion-having-a-CAGR-of-38-25.html
[3]https://finance.yahoo.com/news/latest-global-digital-gift-card-140000369.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAADLOjW43J67UJOy6Sx7mpv-vk3pSuqopEKHQpyVIC4i9OJUY66B3sfc9Ww1y2aQPE1WhkMnywFyfob3Q9wQxs_uNyaT3JpwEOtKmQQG2N7MyVB9go8sjYIDQVMVKtm8ZFxUEFz1cb7IXjpvBh2N4REvWk2OntIRa0FRNeVmNtDU8#:~:text=%E2%80%9CAccording%20to%20the%20latest%20research,annual%20growth%20rate%20(CAGR)%20of
[4]https://www.statista.com/statistics/1295784/metaverse-market-size/#:~:text=In%202022%2C%20it%20was%20estimated,at%2065.5%20billion%20U.S.%20dollars

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standin

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.



DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.
Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS



Speaker 1: We believe there is nobody better to introduce the trends and opportunity that lies ahead for LITT than our partner and shareholder Scott Keeney, better known as DJ Skee.

Scott Keeney: I decided to partner up with LITT because it was one of the few platforms that really mirrors the real world in the digital world in a meaningful way. We've seen so many different people come and go and do things that were not truly value creation for users. It was more focused on how they could create value for themselves. LITT was the first concept that I saw that had the technology and the team behind it really pushing connecting these IRL experiences with the digital world, which is where I think the entire future ecosystem is going and what we've been doing for Dash and our clients on platforms like Roblox, et cetera. I think LITT has the potential to become the next great platform to take over.

What makes LITT different from other platforms is again, going back to the fact that it's based on real world infrastructure, real-world technology, real-world systems that have been proven out, instead of just creating virtual land that doesn't really have relevance other than trying to create money for somebody else, and not real user benefits. I believe that the future, especially when you look at the digital world is going to be overlays with AR, with real-world features replicated in digital ways and adding on to that.

What LITT's done, I think when I first saw the map, even before it was at the place that it is today, I instantly got it and that hook really stuck with me in how you can mirror these worlds in a really meaningful way. I think that lacks from a lot of other platforms. One of the great things about LITT 2 is the mechanisms. People are getting paid for watching ads, which is a great value proposition, especially when people are sitting on a train, in a bus, wherever that is, waiting for something else in this world. Then you're able to also explore the world, to go to these places that you haven't seen and specifically these businesses.

All right, now, you're getting paid to watch a video, discovering these new businesses and these new places that you can go. Then now going and spending their money and helping these small businesses that might not otherwise be noticed. The biggest opportunity for LITT is to tap into this new generation through tools that they're already used to using, exploring, and figuring out how to mix the real world and items like Visa cards with things that exist in a digital world and being able to mirror all those all in in one place, which hasn't really existed. Everything's been segmented.

I think the future is IRL and digital twins coming together and there being a lot less friction between them where we ultimately end up in a world that people are exploring both at the same time. I think we have ways to get into over there. LITT is really at the forefront of a lot of these trends that are about to happen. One thing I really like about LiTT compared to other platforms is that it's based on the real-world space that is geographically limited, unlike virtual worlds that in theory are not limited. They could be infinite. There's only one Times Square. There's only one

File name: DJ SKEE.mp4



Santa Monica up here. There's only one US Bank Stadium in my hometown of Minneapolis. Those places have value in the real world, and people want to explore them, but can't make it. They can't travel there. They can't visit and gives them this unique opportunity to explore and travel the world in a way that we all want to, but based on reality.

The challenge with a lot of metaverse platforms today is the fact that they only exist in the digital world. There's not a lot to base off from the real world. They're trying to create value in things like real estate and other scenarios that might not really natively exist there and that aren't truly limited. When you're looking at a real-world map, you are geographically and physically limited to what you can do. Maps, I've always been a keen surveyor and studying these things, but we see much history and how people love to explore.

I think being able to do that, cross between worlds when you're there in real life and popping things up, or if you're just at home, like going somewhere you've never been and learning about it, I think that value proposition was really intriguing to me and a lot different than anything else that's out there.

[00:04:31] [END OF AUDIO]

File name: DJ SKEE.mp4



Speaker 1: LITT Global envisions a world where the digital and real worlds come together to connect and transact between people and brands, all powered by the LITT Digital World.

[music]

Brent Thompson: Hallo. My name is Brent Thompson.

Cody McDowell: And I'm Cody McDowell, and we're the founders of LITT Global.

Brent: Welcome to our crowdfund campaign.

Cody: This is your opportunity to invest into a team and company, set to revolutionize the landscape of digital and real world experiences. Tech giants are taking the attention from billions of humans every single day with a mission to connect people. They have done this very successfully, however, at a massive cost to humanity, and society.

[music]

Brent: Depression rides at a record high and increasing every single day. This is due to algorithms being perfectly curated to keep the attention of vulnerable people, feeding them into a deeper engagement hole to ensure maximum ad views and data is read from every single user.

Cody: The world has been ripped apart from each other with technology struggling to be used for real world value. The digital and real world has never truly been connected as one, and LITT is at the forefront to change this.

Brent: We have created a perfect blend comprising of social media, gaming and digital wallets in one environment. Our ads are engaging branded experiences, and we've created a business model that takes our users from enjoying our app at home to real world experiences, promoting healthy digital habits.

Cody: This real world value and currency for our users is spent with ease through the LITT Digital debit card.

Brent: As a platform, we benefit from our users being on our app just as much as getting them off our app and into the real world.

?Speaker 1: LITT is part of three global sectors. The market size is social media marketing sits at a little over $200 billion, digital gift cards at $400 billion, and the Metaverse market at $65 billion per year.

Cody: In the last six months, we've generated over $500,000 in revenue and our user downloads have exceeded $120,000. On top of this, we've had a spike in business signups and we now have almost 20,000 businesses as projected partners globally.

File name: LITT REG CF INVESTOR VIDEO.mp4



Brent: 18 months ago, we followed a pattern to revolutionize digital gift cards and payments. This is progressing well and should be awarded to us in the next 12 months.

[music]

Speaker 1: Our founders come from an incredible operations background. They have led teams of up to 100 people and have executed hundreds of million dollars in revenue. They've excelled at global marketing and sales at the highest levels in tech, and entertainment, all supported by a team that has built in a random app with over 70 million users.

Brent: After spending millions of dollars of our own money to build the most scalable and robust tech, we are now raising $5 million to elevate our vision globally to drive users and revenue growth.

Cody: We have several perks starting at $5,000 or more being matched dollar for dollar in free LITT grant. For larger investments of $10,000 or more, we're again matching dollar for dollar in free LITT grant, plus 5% bonus shares. For our larger investors of $15,000 or more, again we're matching dollar for dollar in free LITT grant plus 10% bonus shares.

Brent: We are committed to connecting the digital and real world in ways never done before. We aren't going to stop until we succeed.

Cody: Our mission was to create a product to make the lives of our users better, and now, our mission is to make the lives of our investors better.

[music]

[00:03:31] [END OF AUDIO]



File name: LITT REG CF INVESTOR VIDEO.mp4